September 30, 2024

Betsy Z. Cohen
Chief Executive Officer
Cohen Circle Acquisition Corp. I
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: Cohen Circle Acquisition Corp. I
           Registration Statement on Form S-1
           Filed September 20, 2024
           File No. 333-282271
Dear Betsy Z. Cohen:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, references to prior comments are to our September 3, 2024 letter.

Registration Statement on Form S-1
Summary, page 7

1. We note your response to prior comment 4 and reissue the comment in part. Please expand your disclosure to describe in greater detail, outside of the table, the extent to which such compensation and securities may result in material dilution to public shareholders. In that regard, we note your cover page states that in the event additional
       Class A ordinary shares or equity-linked securities are issued, the ratio of which the Class
       B ordinary shares will convert into Class A ordinary shares will be adjusted so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal 25% of all Class A ordinary shares issued and outstanding upon the completion of the offering and private placement. Refer to Item 1602(b)(6) of Regulation
       S-K.
 September 30, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mark Wojciechowski at 202-551-3759 or Lily Dang at 202-551-3867 if
you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Mark Rosenstein